SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May 2007

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 04, 2007	Homex Development Corp. By: Alan Castellanos Name: Alan Castellanos Title: Chief Financial Officer

HOMEX ANNOUNCES MANAGEMENT CHANGES

Culiacán, Mexico - June 4, 2007 - Desarrolladora Homex, S.A.B de C.V. (“Homex” or “the Company”) (NYSE: HXM; BMV: HOMEX) announced today that its board of directors has named Gerardo de Nicolás Gutierrez Chief Executive Officer. Mr. de Nicolás replaces David Sánchez-Tembleque, who resigns effective June 5th.

Mr. Sánchez-Tembleque is leaving the Company to pursue new interests. Commenting on his departure, Eustaquio de Nicolás, Homex’s Chairman of the Board, stated: “We thank David for his contributions to Homex. He was instrumental in engineering a strong strategic plan and enhancing our management team. We wish him well as he pursues his next venture.”

Gerardo de Nicolás has served as Homex’s Chief Strategic Officer and head of the Executive Committee since October 1, 2006. Prior to this appointment, Mr. de Nicolás was the CEO of the Company from May 1, 1997 to September 30, 2006. During his previous tenure as CEO, Mr. de Nicolás oversaw the Company’s successful expansion into the largest markets in Mexico, its SEC-registered listing on the New York Stock Exchange, and revenue CAGR of 79 percent (over a five-year period), among many other accomplishments.

“Gerardo is an experienced, established leader with exceptional management and operational expertise in the housing development industry,” said Gary Garrabrant, Vice Chairman of Homex and CEO of Equity International, a major Homex shareholder.  “He is ideally suited to continue the Company’s institutionalization and long-term growth strategy as we strengthen our position as Mexico’s leading community and home developer.”

Homex is Mexico’s largest and most diversified homebuilder with operations in 29 cities in 18 states. Its fully-integrated operations and state-of-the-art construction and sales expertise distinguish the Company as the most efficient homebuilder in Mexico’s high-growth market.  By the end of 2007, the Company will have expanded operations into five new cities in Mexico.

Since becoming Chief Strategic Officer in October of 2006, Mr. de Nicolás led the analysis of new growth opportunities as well as participated in general planning and financial matters through his position on the Company’s Board of Directors.  “I’m very much looking forward to working with Homex’s strong management team and thousands of employees to continue expand home ownership and dignified lifestyle opportunities to the millions of current and potential homeowners throughout Mexico,” said Gerardo de Nicolás.  “Homex’s future is bright, supported by favorable market demographics, expansion of mortgage financing options, ample land reserves, and our ongoing successful deployment of Homex communities in the most attractive housing markets in Mexico.”

Commenting on his tenure, David Sánchez-Tembleque said:  “I’m proud to have been a part of Homex. During the past months, we strengthened the management team and began exciting new initiatives. I am confident that these steps will propel the Company into a strong growth period.”

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About Homex
Desarrolladora Homex, S.A.B de C.V. is a leading, vertically-integrated home development company focused on affordable entry level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex has a leading position in the top four markets in the country and is the largest builder in Mexico, based on the number of homes sold and net income.

For additional corporate information please visit the Company’s web site at: www.homex.com.mx